6

Follow-Up Materials

06014165

## 82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Curlew Lake Resources Inc.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 07 2006
THOMSON FINANCIAL

FILE NO. 82- 1978 FISCAL YEAR 1-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 6/7/06

File No.: 82-1978





1-31-06
AR/S

**CURLEW LAKE RESOURCES INC.**

**CONSOLIDATED FINANCIAL STATEMENTS**

**January 31, 2006**

**CHARTERED ACCOUNTANTS**

MacKay LLP

1100 – 1177 West Hastings Street
Vancouver, BC V6E 4T5
Tel: 604-687-4511
Fax: 604-687-5805
Toll Free: 1-800-351-0426
www.MacKayLLP.ca

**mackay.ca**

**Auditors' Report**

**To the Shareholders of**
**Curlew Lake Resources Inc.**

We have audited the balance sheets of Curlew Lake Resources Inc. as at January 31, 2006 and 2005 and the statements of operations and deficit, and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at January 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

*"MacKay LLP"*
**Chartered Accountants**

**Vancouver, Canada.**
**May 17, 2006**

CURLEW LAKE RESOURCES INC.
CONSOLIDATED BALANCE SHEETS
AS AT JANUARY 31, 2006

| | 2006 | 2005 |
|---|---|---|
| **ASSETS** | | |
| **Current** | | |
| Cash | $142,218 | $95,069 |
| Receivables | 22,741 | 1,568 |
| | 164,959 | 96,637 |
| **Oil and gas properties** (Note 4) | 353,092 | 1,599,329 |
| **Mineral properties** (Note 5) | 34,679 | 15,645 |
| | $552,730 | $1,711,611 |

| | 2006 | 2005 |
|---|---|---|
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| **Current** | | |
| Accounts payable and accrued liabilities | $18,784 | $10,555 |
| Due to related parties (Note 6) | 156,371 | 146,061 |
| **Shareholders' equity** | | |
| Capital stock (Note 7) | 11,886,253 | 11,637,753 |
| Contributed surplus (Note 7) | 108,260 | 95,111 |
| Deficit | (11,616,938) | (10,177,869) |
| | 377,575 | 1,554,995 |
| | $552,730 | $1,711,611 |

**Nature and continuance of operations** (Note 1)
**Commitments** (Notes 4, 5 and 11)

**On behalf of the Board:**

"ROBERT B. PINCOMBE" Director    "DAVID D. MCKEE" Director

The accompanying notes are an integral part of these consolidated financial statements.

**CURLEW LAKE RESOURCES INC.**
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
FOR YEAR ENDED JANUARY 31, 2006

| | 2006 | 2005 |
|---|---|---|
| **INCOME** | | |
| Petroleum and natural gas sales, net | $32,565 | $11,114 |
| **EXPENSES** | | |
| Amortization & depletion | 20,842 | 14,002 |
| Interest and bank charges | 1,366 | 18,698 |
| Management fees | 60,000 | 60,000 |
| Office and miscellaneous | 5,656 | 7,634 |
| Professional fees & consulting | 27,088 | 43,015 |
| Regulatory and transfer agent fees | 26,792 | 18,496 |
| Royalties paid | 0 | 16,780 |
| Rent | 6,872 | 9,031 |
| Stock-based compensation (Note 7) | 13,149 | 22,660 |
| Telephone | 6,707 | 7,346 |
| Travel and promotion | 3,509 | 5,206 |
| Wages and benefits | 46,000 | 34,000 |
| Write-down/recovery of oil and gas properties | 1,253,653 | (32,887) |
| | 1,471,634 | 223,981 |
| **Loss before other items** | (1,439,069) | (212,867) |
| **OTHER ITEMS** | | |
| Gain on sale of marketable securities (Note 3) | 0 | (3,335) |
| **Loss for the year** | (1,439,069) | (209,532) |
| **Deficit, beginning of year** | (10,177,869) | (9,968,337) |
| **Deficit, end of year** | $(11,616,938) | $(10,177,869) |
| **Basic and diluted loss per common share** | $(0.03) | $(0.01) |
| **Weighted average number of common shares outstanding** | 45,056,786 | 38,252,067 |

The accompanying notes are an integral part of these consolidated financial statements.

CURLEW LAKE RESOURCES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR YEAR ENDED JANUARY 31, 2006

| | 2006 | 2005 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Loss for the period | $(1,439,069) | $(209,532) |
| Items not affecting cash: | | |
| Amortization & depletion | 20,842 | 14,002 |
| Stock-based compensation | 13,149 | 22,660 |
| Gain on sale of marketable securities | 0 | (3,335) |
| Write-down (recovery) of oil and gas properties | 1,253,653 | (32,887) |
| **Changes in non-cash working capital items:** | | |
| Decrease (increase) in receivables | (21,173) | 15,270 |
| Increase (decrease) in A/P and accrued liabilities | 8,229 | (30,380) |
| Net cash used in operating activities | (164,369) | (191,315) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Capital stock issued | 248,500 | 315,000 |
| Repayment to (proceeds from) related party | 10,310 | (69,228) |
| Net cash provided by financing activities | 258,810 | 245,772 |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Acquisition of equipment | 0 | (3,244) |
| Recovery (acquisition) of oil and gas properties | (28,258) | 27,536 |
| Proceeds on sale of marketable securities | 0 | 26,960 |
| Acquisition of mineral properties | (19,034) | (12,645) |
| Net cash provided by investing activities | (47,292) | 38,607 |
| **Change in cash during year** | 47,149 | 93,064 |
| **Cash, beginning of year** | 95,069 | 2,005 |
| **Cash, end of year** | $142,218 | $95,069 |
| **Cash paid during the year for:** | | |
| Interest expense | $1,080 | $18,027 |
| Income taxes | - | - |

The accompanying notes are an integral part of these consolidated financial statements.

## 1. NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated under the Company Act of British Columbia and its operations include the acquisition, exploration and development of mineral properties and the production from oil and gas properties in Alberta, Canada and the United States.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. The Company's ability to continue as a going concern is dependent on obtaining continued financial support, completing public equity financing or generating profitable production in the future.

| | Jan 31 2006 | Jan 31 2005 |
|---|---|---|
| Deficit | (11,616,938) | (10,177,869) |
| Working capital | 146,175 | 86,082 |

## 2. SIGNIFICANT ACCOUNTING POLICIES

**Basis of consolidation**

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary Curlew Resource Corporation, a Nevada corporation. All significant inter-company balances and transactions have been eliminated on consolidation.

**Use of estimates**

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results could differ from these estimates.

**Equipment**

Equipment is recorded at cost and amortized over its estimated useful life using the declining balance method at rates of 20% and 30% per annum.

**Mineral Properties**

The costs of mineral properties and related exploration expenditures are deferred until the properties to which they relate are placed into production, sold or abandoned. These costs are then amortized over the estimated useful life of the properties following the commencement of commercial production or written down if the properties are subsequently sold or abandoned. Expenditures made to keep properties in good standing are capitalized to the corresponding property, except when the property has been fully written down, in which case the expenditures are charged to operations in the period incurred.

## 2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

### Oil and Gas Properties

Curlew Lake Resources uses the full cost method for oil and gas exploration, development and production activities as set out in CICA Accounting Guideline 16 ("ACG-16"), "Oil and Gas Accounting – Full Cost". The cost of acquiring oil and natural gas properties as well as subsequent development costs are capitalized and accumulated in a cost center. Maintenance and repairs are charged against income, and renewals and enhancements, which extend the economic life of the property, plant and equipment, are capitalized. Gains and losses are not recognized upon disposition of oil and natural gas properties unless such a disposition would alter the rate of depletion by at least 20%. ACG-16 requires that a ceiling test be performed at least annually to assess the carrying value of oil and gas assets. A cost center is tested for recoverability using undiscounted future cash flows from proved reserves and forward indexed commodity prices, adjusted for contractual obligations and product quality differentials. A cost center is written down to its fair value when its carrying value, less the cost of unproved properties, is in excess of the related undiscounted cash flows. Fair value is estimated using accepted present value techniques that incorporate risk and uncertainty when determining expected future cash flows. Unproved properties are excluded from the ceiling test calculation and subject to a separate impairment test. It is reasonably possible, based on existing knowledge, that changes in current conditions in the near-term could require a change in the recorded amount.

### Asset retirement obligations

The Company has adopted, on a retroactive basis, the recommendations of the CICA with respect to the recognition, measurement, and disclosure of asset retirement obligations. Under this policy the Company recognizes the liabilities related to the legal obligation to abandon and reclaim property, plant and equipment upon acquisition, construction, development and/or normal use of the asset. The initial liability must be measured at fair value and subsequently adjusted for the accretion of discount and changes in the fair value. The asset retirement cost is capitalized as part of oil and gas properties and depleted into earnings over time.

### Depreciation, Depletion, and Accretion

In accordance with the full cost accounting method, all crude oil and natural gas acquisition, exploration, and development costs, including asset retirement costs, are accumulated in a cost center. The aggregate of net capitalized costs and estimated future development costs, less the cost of unproved properties and estimated salvage value, is amortized using the unit-of-production method based on current period production and estimated proved oil and gas reserves calculated in accordance with National Instrument 51-101.

### Joint venture accounting

Substantially all of the Company's exploration and production activities are conducted jointly with others, and accordingly these accounts reflect only the Company's proportionate interest in these activities.

### Foreign exchange

Transaction amounts denominated in foreign currencies are translated into their Canadian dollar equivalents at exchange rates prevailing at the transaction date. Carrying values of monetary assets and liabilities are adjusted at each balance sheet date to reflect exchange rates prevailing at that date. Gains and losses arising from restatement of foreign currency monetary assets and liabilities at each year end are included in earnings.

## 2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

**Stock-based compensation**

Compensation expense associated with options granted is recognized in income over the vesting period of the option with a corresponding increase in contributed surplus. Compensation expense is based on the fair value of the options at the date of grant using a Black-Scholes option pricing model. Any consideration received upon the exercise of the stock option together with the amount of non-cash compensation expense recognized in contributed surplus is recorded as an increase in shareholders' equity.

**Future income taxes**

Future income taxes are recorded using the asset and liability method whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

**Loss per share**

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period.

Basic loss per share is calculated using the weighted-average number of common shares outstanding during the year.

**Comparative figures**

Certain comparative figures have been reclassified in order to conform to the current year's presentation.

## 3. LONG-TERM INVESTMENTS

**Long-term investments**

During the 2005 fiscal year, the Company sold 17,500 common shares of Impact Energy Inc. ("Impact") for net proceeds of $23,625 and a gain on marketable securities of $3,335.

## 4. OIL AND GAS PROPERTIES

| | Jan 31 2006 | Jan 31 2005 |
|---|---|---|
| Turner Valley Oil Project | $2,992,430 | $2,992,430 |
| EKHO Project | 1 | 1 |
| Fosterton Project | 5,000 | 5,000 |
| White Pine Project | 600 | 600 |
| Antelope Valley Project | 27,753 | 0 |
| Forum Prospect | 1 | 1 |
| | 3,025,785 | 2,998,032 |
| Less: Accumulated depletion and amortization and write-down | (2,672,693) | (1,398,703) |
| | $353,092 | $1,599,329 |

**Turner Valley Oil Project - Calgary, Alberta**

The Company holds various interests, averaging about 4.375%, in certain petroleum and natural gas leases. The Company is in a non-operator position on all leases in this area. The Company has signed multiple farmout agreements on portions of the leases with three separate parties whereby the Company has retained royalty and/or working interests. The Company is now receiving pre-payout royalty income.

Also during the 2002 fiscal year, the Company signed an agreement whereby an investor agreed to pay 1.575% of the cost of drilling and completing a specific well on Company interest land in this area. Pursuant to the agreement, the Company will receive 15% of any revenues from this interest in the well until the investor recovers his investment, and thereafter the Company will receive 50% of revenues. As at January 31, 2006, the investor has recovered $50,248, and drilling advances of $136,979 remain to be paid. (2005 - $151,256).

During the current year the value of the Turner Valley North project was written down to its estimated fair market value. Additionally the Turner Valley South project was written off to comply with Canadian generally accepted accounting principles, which in the absence of an exploration plan or valuation report, presumes that a write-down of exploration and development costs is necessary when there has been a delay in development extending beyond three years.

**Antelope Valley Project, Nevada, USA**

In August Curlew Lake Resources acquired a 100% working interest in 11,590 acres (over 18 square miles) of oil and natural gas lease rights in the Antelope Valley area of Eureka County, Nevada. The leases were purchased from Royalon Prospection, headed by Michael Walker of Vancouver, B.C.; who acquired the leases from the BLM after extensive investigation of the area. The 100% working interest is subject to BLM and Vendor royalties of 20%, resulting in 80% net revenue leases.

**Fosterton Project, Saskatchewan, Canada**

The Company has signed an agreement whereby it is granted the right to participate in a test well to earn a 25% interest in 320 acres of petroleum and natural gas leases. The Company will be required to pay 25% of the costs of an initial well on the project, and will be entitled to receive 25% of all net revenue from the well before payout (subject to a convertible GORR reserved to Farmors) and 15% after payout. The Company will have the right to pay 15% of the cost and receive 15% of the proceeds of production on any further wells on the project.

## 4. OIL AND GAS PROPERTIES (cont'd…)

### EKHO Project, California, USA

An agreement was signed effective May 1, 2004 concerning Tri-Valley Corporation's (TIV:Amex) Ekho Oil Project in the San Jaoquin Valley, California, USA. This agreement restructured the project, whereby the Company converted its working interest to a 0.33 % Gross Overriding Royalty interest in any production from the Ekho No. 1 well and the surrounding 320 acres.

### Forum Prospect - Los Angeles County, California

The Company currently holds a 5.5% interest in certain petroleum and natural gas rights.

### White Pine Project – Nevada, USA

The Company acquired lease rights for a new oil well project called "White Pine" located in White Pine County, Nevada. The agreement gives the Company a 100% working interest in the lease and subsequent wells subject to a 7.5% royalty to vendors and U.S. BLM Land Royalty of 12.5% (a 80% net revenue lease). If the initial test well is successful the Company has agreed to pay a one-time fee of $100,000U.S for a well that achieves sustained production over 1000 barrels of oil per day (BOPD), or $50,000 if under 1000 BOPD, within 90 days of well production commencement. The White Pine project consists of 937 acres.

## 5. MINERAL PROPERTIES

| | Jan 31<br>2006 | Jan 31<br>2005 |
|---|---|---|
| Typhoon Claims | $34,679 | $15,645 |
| | $34,679 | $15,645 |

### Typhoon Claims, Clear Creek District, Yukon Territories

In the 2003 fiscal year, the Company entered into an option agreement with the Kingfisher Syndicate ("Kingfisher") to acquire a 100% interest in 12 mineral claims in the Clear Creek District of the Yukon. Curlew Lake has fulfilled all obligations under the original agreement. An amended agreement dated May 11, 2005 resulted in the 10% Net Proceeds of Production Royalty being changed to a 2% Net Smelter Royalty, of which 1% may be purchased by the Company at any time in the future for the price of $600,000, in cash or shares.

During May 2005, the Company executed a Letter of Intent with Select Resources Corporation ("Select") a wholly owned subsidiary of Tri-Valley Corporation (TIV:Amex), whereby Select may earn a 51% interest in the Typhoon gold project in the Clear Creek area, Dawson Mining District in the Yukon Territories. Select has paid $10,000 cash on signing the Letter of Intent; and to complete its earn-in they will carry out $550,000 in work commitments over 4 years, and make cash payments of a further $60,000 over 3 years. A minimum $50,000 first-phase work program of geochemistry, geophysics, and geological mapping was to be completed during the 2005 field season. Select was the operator of the project.

On May 9th, 2006 the Company announced it had been notified by Select that they are terminating their agreement and withdrawing from further participation in the Typhoon Gold Property.

## 6. DUE TO RELATED PARTIES

Amounts due to related parties are due to directors, are non-interest bearing and unsecured with no specific terms of repayment. However, the Company has received assurance from the related parties that the loans will not be called within the next twelve months.

## 7. CAPITAL STOCK AND CONTRIBUTED SURPLUS

| | Number of Shares | Capital Stock | Contributed Surplus |
|---|---|---|---|
| Authorized | | | |
| Unlimited common shares without par value | | | |
| As at January 31, 2004 | 37,529,526 | $11,322,753 | $72,451 |
| Issued for cash under private placements | 6,000,000 | 300,000 | - |
| Exercise of warrants for cash | 150,000 | 15,000 | - |
| Stock-based compensation | - | - | 22,660 |
| As at January 31, 2005 | 43,679,526 | 11,637,753 | 95,111 |
| Issued for cash under private placements | 2,150,000 | 138,500 | - |
| Issued for cash under flow-through share offering | 1,250,000 | 100,000 | - |
| Issued for Yukon property agreement | 200,000 | 10,000 | - |
| Stock-based compensation | - | - | 13,149 |
| As at January 31, 2006 | 47,279,526 | $11,886,253 | $108,260 |

On April 18th the company completed a private placement for 800,000 shares. 600,000 shares were for $30,000 cash the remaining 200,000 shares were to fulfil the agreement with the Kingfisher Syndicate. Warrants included totalled 600,000 exercisable up to 1 year at 10 cents per share.

On September 12th the company completed a private placement for 1,550,000 shares. This placement raised $108,500 cash. Warrants included totalled 1,550,000 exercisable up to 1 year at 10 cents per share.

On December 19th the company completed a flow-through share agreement 1,250,000 shares. This agreement raised $100,000 cash. Flow-through warrants included totalled 1,250,000 exercisable up to 1 year at 15 cents per share.

## 7. CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont'd...)

### Stock options

The Company follows the policies of the TSX-V under which it is authorized to grant options to executive officers and directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option equals the market price of the Company's stock as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

Stock option transactions for the respective years and the number of share options outstanding are summarized as follows:

| | Number of Shares | Weighted Average Exercise Price |
|---|---|---|
| Balance, January 31, 2004 | 1,600,000 | 0.10 |
| Options granted | 500,000 | 0.10 |
| Balance, January 31, 2005 | 2,100,000 | 0.10 |
| Options granted | 200,000 | 0.10 |
| Balance, January 31, 2006 | 2,300,000 | 0.10 |

Stock options outstanding and exercisable at January 31, 2006 are as follows:

| | Number of Shares | Exercise Price | Expiry Date |
|---|---|---|---|
| **Options** | 1,600,000 | $ 0.10 | February 2, 2008 |
| | 500,000 | $ 0.10 | May 26, 2009 |
| | 200,000 | $ 0.10 | September 14, 2010 |
| | 2,300,000 | | |

### Stock-based compensation

On September 15, 2005, the Company granted 200,000 stock options to a consultant of the company. The estimated fair value of these options using the Black-Scholes option pricing model was $ 13,149. This amount has been expensed as stock-based compensation in the statement of operations with a corresponding amount recorded as contributed surplus in shareholders' equity.

The following assumptions were used for the Black-Scholes valuation of stock options granted during the year:

| | **2006** | **2005** |
|---|---|---|
| Risk-free interest rate | 3.46% | 4.18% |
| Expected life of options | 5.0 years | 5.0 years |
| Annualized volatility | 140% | 112% |
| Dividend rate | 0.00% | 0.00% |

### Warrants

The following warrants to acquire common shares were outstanding at January 31, 2006

| Number of Shares | Exercise Price | Expiry Date |
|---|---|---|
| 600,000 | $ 0.10 | April 18, 2006 (exercised subsequent to year-end) |
| 1,550,000 | 0.10 | September 6, 2006 |
| 3,000,000 | 0.15 | November 25, 2006 |
| 1,250,000 (flow-through) | 0.15 | December 19, 2006 |
| 6,400,000 | | |

## 8. INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

| | Jan 31 2006 | Jan 31 2005 |
|---|---|---|
| Loss for the year | $(1,439,069) | $(209,532) |
| Expected income tax recovery at statutory rates | (490,722) | (74,635) |
| Items not deductible for tax purposes | 14,922 | 24,460 |
| Adjustment for change in statutory rates | 46,941 | 61,604 |
| Non-capital loss carry-forward expired | 75,579 | 81,152 |
| Change in valuation allowance | 353,280 | (92,581) |
| Actual income tax expense (recovery) | $ - | $ - |

The Company's future tax assets are as follows:

| | Jan 31 2006 | Jan 31 2005 |
|---|---|---|
| Future income tax assets: | | |
| Non-capital loss carry forwards | $379,374 | $432,198 |
| Capital loss carry forwards | 92,199 | 96,309 |
| Resource properties | 949,640 | 537,995 |
| Equipment | 32,089 | 33,519 |
| | 1,453,301 | 1,100,021 |
| Less: Valuation allowance | (1,453,301) | (1,100,021) |
| | $ - | $ - |

The Company has available for deduction against future taxable income non-capital losses of approximately $1,112,000 and capital losses of $540,756. The non-capital losses, if not utilized, will expire commencing in 2006. Subject to certain restrictions, the Company also has resource expenditures available to reduce taxable income in future years. Future tax benefits which may arise as a result of these non-capital and capital losses and resource deductions have not been recognized in these financial statements and have been offset by a valuation allowance.

The company has accumulated non-capital losses for income tax purposes of approximately $1,112,000. These non-capital losses expire as follows:

| | |
|---|---|
| 2007 | $224,574 |
| 2008 | $172,889 |
| 2009 | $189,930 |
| 2010 | $135,331 |
| 2011 | $109,247 |
| 2015 | $159,748 |
| 2016 | $120,814 |

## 9. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a) Paid or accrued management fees of $60,000 (2005 - $60,000) to a company controlled by a director.
b) Paid or accrued fees of $24,000 (2005 – $10,000) to a director.
c) Paid or accrued interest expense of $1,334 (2005 - $18,027) to a company controlled by a director on amounts due to a related party.

These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

## 10. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities, and due to related parties. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted. The fair value of the amounts due to related parties is not determinable, as they have no repayment terms, and do not bear interest.

## 11. COMMITMENTS

The following details the agreement between Curlew Lake Resources Inc. and Aidan Capital Management. Aidan Capital will provide the following:

a.) US SEC Form 20-F filing support
b.) US Market Sponsor for Curlew Lake Resources Inc.-CWQ (Required for OTC BB Listing)
c.) Market Makers to support Curlew Lake Resources Inc.- CWQ (Required for OTC BB Listing)

In return Curlew Lake Resources will provide the following:

a.) Control of Curlew Resources Corporation -CRC ( A wholly owned subsidiary with No Asset Value)
b.) Aidan Capital will use Curlew Resource Corporation (CRC) to go public in the U.S. with assets Aidan Capital Management rolls into Curlew Resources Corp.- CRC.

After the split Curlew Lake Resources Inc.- CWQ will have a 15% interest in Curlew Resource Corp.

This agreement in no way impacts Curlew Lake Resources Inc. assets with the exception of the gain of 15% of any and all properties rolled into Curlew Resource Corp- CRC by the Aidan Capital Management Group.

## 12. SUBSEQUENT EVENTS

Curlew Lake Resources Inc. announced plans to complete a trenching and drilling program on the Typhoon Gold Property. The Company also announced that it had been notified by Select Resources Corporation that they are terminating their agreement and withdrawing from further participation in the Typhoon Gold Property.

In April 2006 share purchase warrants totaling 700,000 shares were exercised for total proceeds of $70,000.

## 13. SEGMENTED INFORMATION

The Company's operates in one business segment being the exploration and development of oil, gas and mineral properties and its identifiable assets are located in the following locations:

| | 2006 | 2005 |
|---|---|---|
| Canada | $524,375 | $1,711,009 |
| USA | 28,355 | 602 |
| | $552,730 | $1,711,611 |

The Company's revenue for the year was earned in the following locations:

| | 2006 | 2005 |
|---|---|---|
| Canada | $32,565 | $11,114 |
| USA | 0 | 0 |
| | $32,565 | $11,114 |

The Company's loss for the year was incurred in the following locations:

| | 2006 | 2005 |
|---|---|---|
| Canada | $(1,439,069) | $(212,867) |
| USA | 0 | 0 |
| | $(1,439,069) | $(209,532) |

**CURLEW LAKE RESOURCES INC.**
**2006 MANAGEMENT'S DISCUSSION AND ANALYSIS**
**MD&A preparation date May 30th, 2006**

Management's discussion and analysis ("MD&A") of the financial condition and results of operations of Curlew Lake Resources Inc. (the "Company"), should be read in conjunction with the consolidated financial statements for year ending January 31, 2006.

**Description of Business**

The Company is an oil and natural gas, and precious metals, exploration, development and production company with operations in western Canada and the United States. The Company was incorporated on January 15, 1987, in British Columbia, Canada. The Company is a reporting issuer in British Columbia and Alberta and trades on the TSX Venture Exchange under the symbol CWQ as well as the US Pink Sheets under the symbol CWLXF.

**Selected Annual Information**

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Total Revenue | $32,565 | $11,114 | $35,734 |
| Loss before discontinued items, in total | (1,439,069) | (209,532) | (227,829) |
| Loss before discontinued operations and extraordinary items, on a basic & diluted per share basis | (0.03) | (0.01) | (0.01) |
| Net Loss Total | (1,439,069) | (209,532) | (227,829) |
| Net Loss per share (basic & diluted basis) | (0.03) | (0.01) | (0.01) |
| Total Assets | 552,730 | 1,711,611 | 1,683,091 |
| Total long-term financial liabilities | 156,371 | 146,061 | 215,289 |
| Cash dividends declared per-share | - | - | - |

**Selected Annual Information Discussion**

In fiscal year ending January 31, 2006 the Company focused on several projects related to oil, gas and minerals with positive results. In May 2005 the Company signed a Joint Venture agreement with Select Resources Corporation. This resulted in an extensive work program in the summer of 2005. In the current year the Company also started to receive revenue from the Turner Valley project where 3 gas wells drilled commenced production. In August 2005 the Company announced several initiatives including the acquisition of land in Nevada as well as a new U.S. Pink Sheets listing which has resulted in over 2.4 million shares traded to the date of this report. Curlew Lake also successfully completed the first Oil well in the Fosterton project.

The Company is committed to diversification, including increased focus on new lower risk oil and natural gas development projects. Management feels this will continue to increase shareholder value.

### 1.4 Results of Operations

**Turner Valley Oil Project - Calgary, Alberta**

The Company holds various interests in certain petroleum and natural gas leases. During the 2002 fiscal year, the Company signed farm out agreements on portions of the leases with three separate parties whereby the Company has retained royalty and/or working interests. The Company holds various interests, averaging about 4.375%, in certain petroleum and natural gas leases. The Company is in a non-operator position on all leases in this area. Pre-payout royalty income has now commenced from two of four Company interest wells.

***Exploration Program***

The Company has announced plans to participate in the drilling of a development well on the underlying gas reserves on Section 20 in Township 22, Range 3, west of the fifth meridian, just south of Calgary, Alberta. The Section 20 well is directly offsetting a Section 17 well at Whiskey Creek and is 1.5 miles southeast of the Shell 11-31 well at Sarcee that has produced over 90 billion cubic feet of natural gas and 500,000 barrels of natural gas liquids. The Section 17 well penetrated two separate sheets of the Mississippian formation. Seismic indicates there a strong potential for two Mississippian sheets on Section 20. The operator of the southeast and northwest quarters of Section 20 has proposed this well and reports they have commenced the licensing process for a well with a target spud date in 2007. The Company has a 4.375% working interest in the southeast and northwest quarter of Section 20, which will convert to a 2.1875% working interest in the 640-acre Section 20 spacing unit (subject to pooling).

***Reconciliation of Proposed & Actual Expenditures***

Budgeting and planning for this program has not yet commenced. The Company expects to have a preliminary program timeline and budget established in 2007. During the current year the value of the Turner Valley North project was written down to its estimated fair market value. Additionally the Turner Valley South project was written off to comply with Canadian generally accepted accounting principles, which in the absence of an exploration plan or valuation report, presumes that a write-down of exploration and development costs is necessary when there has been a delay in development extending beyond three years. Turner Valley North project was written down to its estimated fair market value. Additionally the Turner Valley South project was written off to comply with Canadian generally accepted accounting principles, which in the absence of an exploration plan or valuation report, presumes that a write-down of exploration and development costs is necessary when there has been a delay in development extending beyond three years.

***Exploration Results***

Four wells have been successfully drilled and tested on Company interest lands in this area. Three of the four wells are currently producing. The company was notified in early 2006 that production increased due to increased line pressure being added to the pipeline. The 4th well has been successfully tested and will be readied for production as soon as an adjoining well has been deepened and the required pipeline constructed. The company feels these wells will bring the company into a Net Income position in 2007 for the first time in corporate history.

***Future Developments***

Operations are ongoing. The Company is committed to the long-term exploration of the Turner Valley project.

Fosterton Project, Fosterton, Saskatchewan

The Fosterton project is located in Saskatchewan and presents good potential offsetting existing production. A seismic review completed on the property has shown a seismic high underlying the Fosterton field, extending to the southwest beneath the land in which the Company has a 25% working interest. The primary target, the Rosary Sand, located at a depth of about 3,300 feet, is well-developed porous and permeable sand and is the producing horizon in the Fosterton field. The farm out land consists of 320 acres offsetting the Fosterton field. Wells can be drilled on 40 acre spacing with the present seismic feature supporting several offset locations. Cumulative production at the analogous Fosterton Field varies with the best well producing over 300,000 barrels of oil. The seismic work completed suggests a multiple well project.

***Exploration Program***

The Company successfully drilled the Fosterton #1 well in February 2006.

***Reconciliation of Proposed & Actual Expenditures***

The company has fully participated in the well to maintain its 25% of the project. Follow-up wells will be planned for fall 2006 after freeze up.

***Exploration Results***

The Company successfully drilled the Fosterton #1 well in February 2006.

***Future Developments***

Operations are ongoing. The Company is committed to the long-term exploration of the Fosterton project.

White Pine Project, Nevada, U.S.A.

The Company acquired lease rights for a new oil well project called "White Pine" located in White Pine County, Nevada. This property presents good potential near current exploration activity. The agreement gives the Company a 100% working interest in the lease and subsequent wells subject to a 7.5% royalty to vendors and U.S. BLM Land Royalty of 12.5% (a 80% net revenue lease). The Company is in the process of gathering additional information on the land and is hopeful to have preliminary drilling plans in the first half of 2006. If the initial test well is successful the Company has agreed to pay a one-time fee of $100,000U.S for a well that achieves sustained production over 1000 barrels of oil per day (BOPD), or $50,000 if under 1000 BOPD, within 90 days of well production commencement. The primary target, located at a depth of 3,500 feet, in the Middle Devonian Simonson Formation, has been known for several major producing fields, includihg Blackburn and Grant Canyon, with one well alone producing approximately 4000 barrels a day for ten years and over 15 million barrels of oil from inception to date. The White Pine project consists of 937 acres.

Management will follow an ongoing drill program near the Company property closely. The Company feels this provides a high potential opportunity dependant on the results of the exploration work. The Company feels this project presents a great opportunity of multiple well potential.

***Exploration Program***

The Company has been notified that drilling on the property adjacent to Company land has been completed and testing is underway. Management feels this location has great potential since the proposed Company well is in close proximity and is based on the same structural interpretation. The Company will evaluate activity in the area to determine the best course of action and update shareholders when more information becomes available. The Company will look at the possibility of a JV agreement upon a seismic review as soon as possible.

***Reconciliation of Proposed & Actual Expenditures***

Budgeting and planning for this program has not yet commenced. The Company expects to have a preliminary program timeline and budget established in the first half of 2006.

***Exploration Results***

The Company will evaluate activity in the area to determine the best course of action and update shareholders when more information becomes available. The Company will look at the possibility of a JV agreement upon a seismic review as soon as possible.

***Future Developments***

Analysis is ongoing. The Company is committed to the long-term exploration of the White Pine project.

**Antelope Valley Project, Nevada, U.S.A.**

In August 2005 Curlew Lake Resources acquired a 100% working interest in 11,590 acres (over 18 square miles) of oil and natural gas lease rights in the Antelope Valley area of Eureka County, Nevada. The leases were purchased from Royalon Prospection, headed by Michael Walker of Vancouver, B.C.; who acquired the leases from the BLM after extensive investigation of the area. The 100% working interest is subject to BLM and Vendor royalties of 20%, resulting in 80% net revenue leases. The Company feels this project presents a great opportunity of multiple well potential.

***Exploration Program***

Analysis is ongoing. The Company is committed to the long-term exploration of the Antelope Valley project.

***Reconciliation of Proposed & Actual Expenditures***

Budgeting and planning for this program has not yet commenced. The Company expects to have a preliminary program timeline and budget established in the first half of 2006.

***Exploration Results***

The Company will evaluate activity in the area to determine the best course of action and update shareholders when more information becomes available. The Company will look at the possibility of a JV agreement upon a seismic review as soon as possible.

***Future Developments***

Analysis is ongoing. The Company is committed to the long-term exploration of the White Pine project.

**Clear Creek Mineral Project, Yukon**

The Company acquired an option to earn a 100% interest in the Typhoon mineral claims located in the Clear Creek District of the Yukon. During and after a 2004 exploration program the Company staked an additional 24 mineral claims. During 2005, the Company executed a Letter of Intent with Select Resources Corp. ("Select"), a wholly owned subsidiary of Tri-Valley Corporation (TIV:Amex), whereby Select may earn a 51% interest in the project. After a 2005 exploration program by Select , a further 62 claims were staked, bringing the total claims to 98 and the area covered to about 4400 acres. In May 2006 Curlew Lake Resources Inc. was notified of the termination of the Select Joint Venture Agreement. The original property was acquired in an area where geochemical surveys and placer mining had shown interesting values in gold and silver. The property is readily accessible via a good road connecting to the Klondike Highway some 85 kilometers southeast of Dawson City.

***Reconciliation of Proposed & Actual Expenditures***

The Company negotiated an agreement with the Kingfisher Syndicate, headed by well-known geologist and professional engineer Robert Adamson (retired), whereby the Curlew Lake may earn a 100% interest in the original claims by paying $17,000.00 in cash and 200,000 common shares over two years. Cash payments are scheduled $2,000.00 on signing (paid), $5000.00 on or before June 30, 2005 (paid), and $10,000.00 on or before December 31, 2005 (paid). The Company has completed the issuance of 200,000 common shares to the Kingfisher Syndicate. This agreement provided Curlew Lake Resources 100% control of the property, subject to a 2% NSR, 1% of which may be purchased at any time for $600,000 in cash or shares.

The Company announced on May 12 2006 that it had arranged with a private investor whereby the private investor may earn a 1% NSR in the Typhoon gold project in the Clear Creek area, Dawson Mining District, Yukon Territories. This arrangement will provide the required funds to complete the drilling program announced on May 9th scheduled to commence in early June 2006. The property is now controlled 100% by Curlew Lake, and will be subject to an additional 1% NSR, which may be purchased at any time for $500,000 cash. The property consists of 98 mineral claim units covering approximately 4,400 acres.

***Exploration Results***

## Excerpts from the 2006 Select Report;

# TYPHOON PROJECT
# CLEAR CREEK MINING DISTRICT,
# YUKON TERRITORY

Prepared by:

Harold J. Noyes, Odin D. Christensen, Jeffrey A. Jaacks, Sandra L Perry, Craig W. Beasley, and Cinda Graubard.

**SUMMARY**

The Typhoon project is an early-stage gold exploration project of Select Resources Corporation. The project is located in the Clear Creek mining district in the central Yukon Territory, Canada. Select Resources controls, through staking or leases, mineral rights to 98 Yukon quartz claims covering 17.8 square kilometers. The property is on the west bank of Left Clear Creek and covers 65 Pup Creek; historically, both drainages have been worked for placer gold. The property is exceptionally well situated for exploration and mineral development.

The Typhoon property is situated within the Tintina Gold Belt to the north of the Tintina fault zone in the Selwyn Basin. Bedrock consists of phyllite and quartzite of the Late Proterozoic-Cambrian Hyland Group. Numerous lode gold deposits occur immediately to the east of Typhoon in the Clear Creek mining district. These are all intrusion-related gold deposits associated with mid-Cretaceous intermediate plutons and stocks of the Mayo plutonic suite.

Although placer gold has been produced from Left Clear Creek for at least a century, there was no systematic exploration of the Typhoon property prior to 2004. The 2005 exploration program of Select Resources integrated a multidisciplinary review of available public information, geological field review, satellite image interpretation, soil geochemistry and ground geophysics.

Outcrop on the property is sparse; little can be learned from traditional prospecting. Satellite image interpretation suggests that the Typhoon property lies along the structural margin of an intrusive mass that underlies the entire Clear Creek district and is possibly the source of the known lode and placer gold deposits.

During 2005, Select Resources completed grid soil geochemical and ground magnetic surveys. Soil samples were collected on a 50x200 meter spaced, north-south oriented, grid covering an area of about 3.7 square kilometers. The 398 samples collected were analyzed for gold and 32 additional elements. Ground magnetic measurements were collected on the same grid lines at a 12.5 meter spacing.

Data from soil geochemical surveys completed in 2004 and 2005 show coincident and coherent anomalies in element suites characteristic of intrusion-related gold deposits. The element suite Au+As+Bi+Sb+W+U is anomalously enriched and forms a ring-shaped feature, which is cored by anomalously enriched Mo and crosscut by linear enrichments of Au+Mo+Bi. The anomalous Mo is interpreted to be related to Mo-rich veins developed over the core of a buried intrusive. This part of the system also has linear features, which suggest sheeted quartz veins with Au+Mo+Bi (gold, molybdenum, and bismuthinite) oriented in NE- and NW-trending directions within the underlying intrusive. The surrounding ring-shaped Au+As+Sb+W+Bi enrichment is interpreted to be characteristic of gold-bearing vein sets developed in hornfels surrounding the intrusive system.

Three-dimensional modeling of the ground magnetic data defines a magnetic anomaly situated precisely beneath the surface geochemical anomaly. The core of the 3-D model is dominated by non-magnetic material interpreted as a Mayo Suite mid-Cretaceous intermediate-composition intrusive. In places, the margin of this inferred intrusive is flanked by steeply dipping zones of elevated magnetic susceptibility interpreted as zones of hornfels.

These inferred zones of hornfels appear to be structurally controlled, correlate closely with the overlying soil geochemical enrichments, and are the primary target areas for steeply dipping, sheeted gold-bearing quartz veins.

The mineralization model considered most applicable in this terrane is the Intrusion-Related Gold Deposit model. All of the exploration data reviewed and developed by the Select Resources technical team during 2005 are consistent with this model. Recommendations for future exploration are presented.

No economic lode gold mineralization has been discovered on the Typhoon property yet. To the authors' knowledge, no testing of bedrock materials for metallurgical characterization has been conducted for the Typhoon prospect. We are aware of no petrographic or mineralogic examination of materials from the property.

Placer gold has been recovered from Left Fork of Clear Creek and 65 Pup along the margins of the claim block.

## INTERPRETATION AND CONCLUSIONS

The Typhoon project is an early-stage gold exploration project of Select Resources Corporation. The property is located in the Clear Creek district of the Dawson City Mining District in the central Yukon Territory. The initial claims in the Typhoon claim group were located presumably because of proximity to placer gold occurrences in Left Clear Creek and 65 Pup Creek.

Outcrop on the property is sparce. From these limited exposures, clasts found in drainages on the property, and geophysical information, it seems that the entire claim is underlain by metamorphic rocks of the Hyland Group, dominantly phyllite and quartzite. There is some evidence for an east-west fault following the course of 65 Pup Creek.

Integrated interpretation of satellite imagery, soil geochemistry and ground magnetic geophysical data provide strong evidence that the property is underlain by intrusive rocks and suggest potential for discovery of an intrusion-related gold deposit. Satellite image interpretation suggests that the Typhoon property lies along the structurally controlled margin of an intrusive mass that underlies the entire Clear Creek district, and is possibly the source of the known lode and placer gold deposits.

Data from soil geochemical surveys completed in 2004 and 2005 show coincident and coherent anomalies in two suites of elements characteristic of intrusion-related gold deposits. The element suite Au+As+Bi+Sb+W+U is anomalously enriched and forms a ring-shaped feature which is cored by anomalous Mo and crosscut by linear enrichments of Au+Mo+Bi. The anomalously enriched Mo is interpreted as Mo-rich veins developed over the core of a buried intrusive. This part of the system also has linear features which would suggest sheeted quartz veins with Au+Mo+Bi (gold, molybdenum, and bismuthinite) oriented in NE- and NW-trending directions within the intrusive. The enrichment of gold and the element suite Au+As+Sb+W+Bi - the diagnostic chemical signature of intrusion-related gold deposits -suggests the underlying presence of gold-bearing vein sets developed in hornfels surrounding an intrusive body. The absolute values of gold enrichment are lower than encountered over other intrusion-related gold deposits; this is not unexpected considering the non-reactive character of the host Hyland group rocks.

Three-dimensional modeling of the ground magnetic data defines a magnetic anomaly situated precisely beneath the surface geochemical anomaly. The core of the 3-D model is dominated by non-magnetic material interpreted as a Mayo Suite mid-Cretaceous intermediate-composition intrusive. In places, the margin of this inferred intrusive is flanked by steeply dipping zones of elevated magnetic susceptibility interpreted as zones of hornfels.

These inferred zones of hornfels appear to be structurally controlled, correlate closely with the overlying soil geochemical enrichments, and are the primary target areas for steeply dipping, sheeted gold-bearing quartz veins.

The mineralization model considered most applicable in this terrane is the Intrusion-Related Gold Deposit model. Indeed this model was first developed to describe the spectrum of gold deposits and prospects within the Tintina Gold Belt.

*Integrated interpretation of the geologic setting, satellite imagery, soil geochemistry and geophysics suggests a* quite reasonable probability that the eastern portion of the Typhoon property is underlain by an intrusive body with elevated content of gold and associated elements.

**RECOMMENDATIONS**

The Typhoon property presents a most intriguing exploration target. While the absolute values obtained in the soil geochemical survey are low, the element association and the spatial distribution of the element enrichments present strong evidence for the presence of an underlying intrusive body enriched in gold and associated elements. This is supported by *three-dimensional modeling of the ground magnetic data.*

Future exploration of the property can follow either of two strategies: (1) continue to acquire more exploration information for better target definition, or (2) trust the data we have and put the target to a drill test.

For the more conservative approach, we recommend:

(1) Execute an auger soil geochemical survey, with ground magnetic measurements at the same stations, over the four tiers of new claims to the north and south of the older claims. The survey will cover about 6 square kilometers on a 50x200 meter grid.

(2) Redo the soil geochemical survey, with ground magnetic survey, over the original 16 claims that had the poor prior geochemical coverage. This portion of the geochemical survey will cover 3.5 square kilometers on a 50x200 meter grid.

The more decisive approach will be to put the concept and target to a drill test. We suggest a minimum of three holes at 300-400 meters depth each. There must be a geologist on the drill to monitor the progress of the holes - to cut them if there is no evidence of veining, hornfels, or alteration, or to extend them if they hit ore. If drilling provides encouragement, the soil and ground magnetic work previously described should be completed. Ideally the drill test would be with diamond core; however in the interest of economy, reverse-circulation percussion drilling would adequately test for the presence of economic gold grades.

***Future Developments***

The Company announced May 09, 2006 plans to complete a trenching and drilling program on the Typhoon Gold Property, based on the more aggressive recommendation outlined in a recent report by Select Resources Inc. to the Company. In view of the activity in mineral exploration in the Yukon this year, the Company has been fortunate to have secured the use of drilling equipment and contracting services through Aurora Geosciences Ltd. of Whitehorse, YT. The program will commence in early June and is intended to target a number of locations with approximately 1000 metres of trenching and 450 metres of core drilling. This will provide a preliminary examination of the geology underlying the coincident geochemical and geophysical anomalies outlined in the Select report. The mineralization model considered most applicable in this terrane, and in the report, is the Intrusive-Related Gold Deposit model.

**EKHO Project, California, USA**

In 1999, the Company entered into a Participation Agreement and a Joint Operating Agreement with Tri-Valley Oil and Gas ("TVOG") concerning TVOG's EKHO Project located in the San Joaquin Valley, Kern County, California, US.

***Exploration Program***

The Company continues to monitor the progress of the EKHO No. 1 well. As previously announced the Company has agreed to terms which would provide the Company with a .33% Gross Overriding Royalty in the EKHO No. 1 well, with respect to all potential zones.

***Reconciliation of Proposed & Actual Expenditures***

The Company is no longer financially responsible for any additional costs to complete its share of this project.

***Exploration Results***

The operator is currently exploring all options in an attempt to successfully produce the EKHO No. 1 well.

***Future Developments***

Operations are ongoing. The Company will update shareholders as information becomes available.

**Forum Prospect - Los Angeles County, California**

The Company retains a 5.5% working interest in the Forum Prospect in the City of Inglewood, California. The operator has advised that they will re-activate the project following the establishment of sufficient corporate cash flow.

***Reconciliation of Proposed & Actual Expenditures***

This program is currently on hold with no proposed or projected expenditures for the current fiscal year.

***Exploration Results***

This program is currently on hold with no proposed or projected expenditures for the current fiscal year.

***Future Developments***

This program is currently on hold with no proposed or projected expenditures for the current fiscal year.

**Summary of Quarterly Results**
**Curlew Lake Resources Inc.**
**Statement of Loss and Deficit**
(Unaudited – prepared by management)

| | Q1 2005 | Q2 2005 | Q3 2005 | Q4 2005 | Q1 2006 | Q2 2006 | Q3 2006 | Q4 2006 | Q4 Comp 06 vs. 05 |
|---|---|---|---|---|---|---|---|---|---|
| INCOME | | | | | | | | | |
| Petroleum and natural gas sales, net | 1,886 | 3,835 | 1,500 | 3,893 | 240 | 254 | 12,614 | 19,457 | 15,564 |
| EXPENSES | | | | | | | | | |
| Amortization & Depletion | - | - | 2,710 | 11,292 | - | - | - | 20,842 | 9,550 |
| Interest and Bank Charges | 6,615 | 4,533 | 5,076 | 2,474 | 675 | 405 | 240 | 46 | (2,428) |
| Management fees | 15,000 | 15,000 | 15,000 | 15,000 | 15,000 | 15,000 | 15,000 | 15,000 | - |
| Office and Miscellaneous | 2,906 | 1,780 | 1,578 | 1,370 | (1,111) | 3,036 | 2,268 | 1,463 | 93 |
| Consulting & Professional fees | 188 | 596 | 26,181 | 16,050 | 3,511 | 9,412 | 1,960 | 12,205 | (3,845) |
| Regulatory and transfer agent fees | 3,268 | 5,732 | 3,815 | 5,681 | 12,224 | 6,745 | 3,510 | 4,313 | (1,368) |
| Rent | 3,387 | 3,327 | 3,355 | (1,038) | 2,586 | 1,418 | 1,788 | 1,080 | 2,118 |
| Royalties Paid | - | - | - | 16,780 | - | - | - | - | (16,780) |
| Stock-based compensation | - | 5,660 | - | 17,000 | - | - | - | 13,149 | (3,851) |
| Telephone | 1,666 | 1,279 | 1,739 | 2,662 | 1,452 | 1,692 | 2,075 | 1,488 | (1,174) |
| Travel and Promotion | 945 | 1,007 | 1,719 | 1,535 | 772 | 2,644 | 51 | 42 | (1,493) |
| Wages and benefits | 6,000 | 6,000 | 10,000 | 12,000 | 12,000 | 12,000 | 10,000 | 12,000 | - |
| Write-down/recovery of oil and gas properties | - | - | - | (32,887) | - | - | - | 1,253,653 | 1,286,540 |
| Total Operating Expense | 39,975 | 44,914 | 71,173 | 67,919 | 47,109 | 52,352 | 36,892 | 1,335,281 | 1,267,362 |
| Loss before other items | (38,089) | (41,079) | (69,673) | (64,026) | (46,869) | (52,098) | (24,278) | (1,315,824) | (1,251,798) |
| OTHER ITEMS - | | | | | | | | | |
| Gain on sale of marketable securities | (3,335) | - | - | - | - | - | - | - | - |
| Quarter Loss | (34,754) | (41,079) | (69,673) | (64,026) | (46,869) | (52,098) | (24,278) | (1,315,824) | (1,251,798) |

**1.6 Liquidity and Solvency**

At January 31, 2006, the Company had working capital of $146,175. In the short term, the Company will be using the funds to participate in the upcoming Fosterton oil project. Outside of this project the Company will be relying on private placement funding. The Company is in preliminary discussions with investors to fund further exploration projects. However, there is no guarantee the Company will be able to raise these funds.

**1.9 Related Party Transactions**

Amounts due to related parties are due to directors, are non-interest bearing and unsecured with no specific terms of repayment. However, the Company has received assurance from the related parties that the loans will not be called within the next twelve months. The Company entered into the following transactions with related parties: a) Paid or accrued management fees of $60,000 (2005 - $60,000) to a company controlled by a director. b) Paid or accrued fees of $24,000 (2005 - $10,000) to a director. c) Paid or accrued interest expense of $1,334 (2005 - $18,027) to a company controlled by a director on amounts due to a related party. These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

**General and Administrative**

The Company has focused on lowering expenses on routine items. Management of the Company does not foresee any significant change to the yearly administrative expenditures during the coming year. However, should the Company not receive the required funding, the Company will review all on-going expenditures and take appropriate action. (See liquidity and solvency above).

**Investor Relations**

The Company had no arrangements with an independent investor relation consultant during the year ended January 31, 2006.

**Subsequent Events**

In May 2006 Curlew Lake Resources Inc. announced plans to complete a trenching and drilling program on the Typhoon Gold Property. The Company also announced that it had been notified by Select Resources Corporation that they are terminating their agreement and withdrawing from further participation in the Typhoon Gold Property.

In April 2006 share purchase warrants totaling 700,000 shares were exercised for total proceeds of $70,000.

**Commitments**

The following details the agreement between Curlew Lake Resources Inc. and Aidan Capital Management. Aidan Capital will provide the following:

a.) US SEC Form 20-F filing support
b.) US Market Sponsor for Curlew Lake Resources Inc.-CWQ (Required for OTC BB Listing)
c.) Market Makers to support Curlew Lake Resources - CWQ (Required for OTC BB Listing)

In return Curlew Lake Resources will provide the following:

a.) Control of Curlew Resources Corporation -CRC (A wholly owned subsidiary with no asset value)
b.) Aidan Capital will use Curlew Resource Corporation (CRC) to go public in the US with assets Aidan Capital Management rolls into Curlew Resources Corp.- CRC.

After the split Curlew Lake Resources- CWQ will have a 15% interest in Curlew Resource Corp. This agreement in no way impacts Curlew Lake Resources Inc. assets with the exception of the gain of 15% of any and all properties rolled into Curlew Resource Corp- CRC by the Aidan Capital Management Group.

## CAPITAL STOCK AND CONTRIBUTED SURPLUS

| | Number of Shares | Capital Stock | Contributed Surplus |
|---|---|---|---|
| Authorized | | | |
| Unlimited common shares without par value | | | |
| As at January 31, 2004 | 37,529,526 | $11,322,753 | $72,451 |
| Issued for cash under private placements | 6,000,000 | 300,000 | - |
| Exercise of warrants for cash | 150,000 | 15,000 | - |
| Stock-based compensation | - | - | 22,660 |
| As at January 31, 2005 | 43,679,526 | 11,637,753 | 95,111 |
| Issued for cash under private placements | 2,150,000 | 138,500 | - |
| Issued for cash under flow-through share offering | 1,250,000 | 100,000 | - |
| Issued for Yukon property agreement | 200,000 | 10,000 | - |
| Stock-based compensation | - | - | 13,149 |
| As at January 31, 2006 | 47,279,526 | $11,886,253 | $108,260 |

On April 18th the company completed a private placement for 800,000 shares. 600,000 shares were for $30,000 cash the remaining 200,000 shares were to fulfil the agreement with the Kingfisher Syndicate. Warrants included totalled 600,000 exercisable up to 1 year at 10 cents per share.

On September 12th the company completed a private placement for 1,550,000 shares. This placement raised $108,500 cash. Warrants included totalled 1,550,000 exercisable up to 1 year at 10 cents per share.

On December 19th the company completed a flow-through share agreement 1,250,000 shares. This agreement raised $100,000 cash. Flow-through warrants included totalled 1,250,000 exercisable up to 1 year at 15 cents per share.

### Stock options

The Company follows the policies of the TSX-V under which it is authorized to grant options to executive officers and directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option equals the market price of the Company's stock as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

Stock option transactions for the respective years and the number of share options outstanding are summarized as follows:

| | Number of Shares | Weighted Average Exercise Price |
|---|---|---|
| Balance, January 31, 2004 | 1,600,000 | 0.10 |
| Options granted | 500,000 | 0.10 |
| Balance, January 31, 2005 | 2,100,000 | 0.10 |
| Options granted | 200,000 | 0.10 |
| Balance, January 31, 2006 | 2,300,000 | 0.10 |

Stock options outstanding and exercisable at January 31, 2006 are as follows:

| | Number of Shares | Exercise Price | Expiry Date |
|---|---|---|---|
| **Options** | 1,600,000 | $ 0.10 | February 2, 2008 |
| | 500,000 | $ 0.10 | May 26, 2009 |
| | 200,000 | $ 0.10 | September 14, 2010 |
| | 2,300,000 | | |

**Stock-based compensation**

On September 15, 2005, the Company granted 200,000 stock options to a consultant of the company. The estimated fair value of these options using the Black-Scholes option pricing model was $ 13,149. This amount has been expensed as stock-based compensation in the statement of operations with a corresponding amount recorded as contributed surplus in shareholders' equity.

The following assumptions were used for the Black-Scholes valuation of stock options granted during the year:

| | 2006 | 2005 |
|---|---|---|
| Risk-free interest rate | 3.46% | 4.18% |
| Expected life of options | 5.0 years | 5.0 years |
| Annualized volatility | 140% | 112% |
| Dividend rate | 0.00% | 0.00% |

**Warrants**

The following warrants to acquire common shares were outstanding at January 31, 2006

| Number of Shares | Exercise Price | Expiry Date |
|---|---|---|
| 600,000 | $ 0.10 | April 18, 2006 (exercised subsequent to year-end) |
| 1,550,000 | 0.10 | September 6, 2006 |
| 3,000,000 | 0.15 | November 25, 2006 |
| 1,250,000 (flow-through) | 0.15 | December 19, 2006 |
| 6,400,000 | | |

## SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this document or incorporated herein by reference may constitute "forward-looking statements". These forward-looking statements can generally be identified as such because of the context of the statements including words such as the Company "believes", "anticipates", "expects", "plans", "estimates" or words of a similar nature. The forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others: the general economic and business conditions which will, among other things, impact demand for and market prices of the Company's products; the foreign currency exchange rates; the economic conditions in the countries and regions in which the Company conducts business; the ability of the Company to implement its business strategy, including exploration and development activities; the ability of the Company to complete its capital programs; the ability of the Company to transport its products to market; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; the availability and cost of financing; the success of exploration and development activities; the production levels; the uncertainty of reserve estimates; the actions by governmental authorities; the government regulations and the expenditures required to comply with them (especially safety and environmental laws and regulations); the site restoration costs; and other circumstances affecting revenues and expenses. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are interdependent upon other factors, and management's course of action would depend upon its assessment of the future considering all information then available. Statements relating to "reserves" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described can be profitably produced in the future. Readers are cautioned that the foregoing list of important factors is not exhaustive. Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on information available to it on the date such forward-looking statements are made, no assurances can be given as to future results, levels of activity and achievements. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

**CURLEW LAKE RESOURCES INC.**
206, 20641 Logan Ave.
Langley, BC V3A 7R3
(604) 628-1961 (Telephone)
(604) 628-1993 (Facsimile)
E-mail: information@curlew-lake.com
(the "Company")



## NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2006 Annual and Extraordinary General Meeting of the shareholders ("Registered Shareholders") of the Company will be held at Computershare Trust Company of Canada, 3rd Fl 510 Burrard St. Vancouver, B.C. V6C 3B9, on the 23rd day of June, 2006 at the hour of 2:00 o'clock in the afternoon for the following purposes: .

1. To receive and consider the Report of Directors;
2. To receive and consider the financial statements of the Company for the fiscal year ended January 31, 2006 together with the report of the Auditors thereon;
3. To fix the number of Directors at four;
4. To elect Directors to hold office until the next annual general meeting of the Company;
5. To appoint Auditors and to authorize the Directors to fix their remuneration;
6. To consider and, if thought fit, to authorize the Board of Directors to establish and administer at their discretion, a stock option plan in accordance with TSX Policy 4.4 as described more fully in the Information Circular;
7. To consider and, if thought fit, to approve matters concerning incentive stock options to insiders, as set out in the Information Circular accompanying this notice; and
8. To transact such further or other business as may properly come before the meeting or at any adjournment or adjournments thereof.

Accompanying this Notice of Meeting is an Information Circular and Instrument of Proxy. The Information Circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this Notice.

A Registered Shareholder who is unable to attend the meeting in person is entitled to appoint a proxyholder to attend and vote in his stead. If you cannot be personally present,
please refer to the notes accompanying the Instrument of Proxy enclosed and then complete and deposit the Instrument of Proxy with Computershare Trust Company of Canada within the time set out in the notes, as set out below.

The Instrument of Proxy must be signed by the Registered Shareholder or by his or her attorney authorized in writing, or, if the Registered Shareholder is a corporation, by an officer or director thereof as an authorized signatory.

The completed Instrument of Proxy must be deposited at the office of Computershare Trust Company of Canada at least 48 hours before the time of the meeting (excluding Saturdays, Sundays and holidays), or any adjournment thereof.

The enclosed Instrument of Proxy is solicited by management but you may amend it, if you so desire, by striking out the names of the management proxyholders shown and inserting in the space provided the name of the person you wish to represent you at the meeting.

**DATED** at Langley, BC, the 15th day of May, 2006

**ON BEHALF OF THE BOARD**

"Robert B. Pincombe", *President*

# CURLEW LAKE RESOURCES INC.

## INFORMATION CIRCULAR

(As at May 15, 2006, except as indicated)

This Information Circular is furnished in connection with the solicitation of proxies by the management of Curlew Lake Resources Inc. (the "Company") for use at the annual general meeting (the "Meeting") of the Company to be held at Computershare Trust Company of Canada 3rd Fl 510 Burrard St. Vancouver, B.C. V6C 3B9, on Friday the 23rd day of June, 2006, at the hour of 2:00 o'clock in the afternoon and at any adjournments thereof. The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by officers and employees of the Company or by agents retained and compensated for that purpose. The cost of solicitation will be borne by the Company.

### APPOINTMENT OF PROXYHOLDER

A duly completed form of proxy will constitute the person(s) named in the enclosed form of proxy as the shareholder's proxyholder. The persons whose names are printed in the enclosed form of proxy for the Meeting are officers or directors of the Company (the "Management Proxyholders").

**A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.**

### VOTING BY PROXY

Common shares of the Company (the "Shares") represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the shareholder (the "shareholder") on any ballot that may be called for.

**If no choice is specified and one of the Management Proxyholders is appointed by a shareholder as proxyholder, such person will vote in favour of the matters proposed at the Meeting and for all other matters proposed by management at the Meeting.**

**The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting.** At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

### COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company's registrar and transfer agent, Computershare Trust Company of Canada, Proxy Department 100 University Avenue 9th Floor, Toronto, ON M5J 2Y1, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies deposited subsequently.

### NON-REGISTERED HOLDERS

**Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares.** More particularly, a person is not a registered shareholder in respect of Shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy **which has already been signed by the Intermediary** (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and **deliver it to the Company** as provided above; or

(b) more typically, be given a voting instruction form **which is not signed by the Intermediary**, and which, when properly completed and signed by the Non-Registered Holder and **returned to the Intermediary or its service company**, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder's name in the blank space provided. **In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.**

## REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by his attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. **Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.**

## VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of common shares without par value, of which 47,879,526 common shares are issued and outstanding as of the date of this information circular. The holders of common shares are entitled to one vote for each common share held. Holders of common shares of record at the close of business on the record date, May 15, 2006, will be entitled to receive notice of and vote at the meeting. The Company has only one class of shares.
Each ordinary resolution to be voted on at the Meeting must be passed by a simple majority (greater than 50%) of the votes cast on the resolution. Each special resolution to be voted on at the Meeting must be passed by two-thirds (2/3) of the votes cast on the resolution.

To the knowledge of the directors and senior officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Company.

## ELECTION OF DIRECTORS

The directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Shareholder approval will be sought to fix the number of directors of the Company at four (4).

The members of audit committee are David D. McKee, Eric N. Ascroft and Cameron G. Troyer.

Management of the Company proposes to nominate each of the following persons for election as a director. Information concerning such persons, as furnished by the individual nominees, is as follows:

| Name, Place of Residence and Position with Company | Present and Principal Occupation during the last five years | Date of Appointment as Director | Common Shares Beneficially Owned |
|---|---|---|---|
| Robert B. Pincombe<br>Langley, BC, Canada<br>President/Director/CEO | Self-employed investor | Jan. 15, 1987 | 1,825,900 |
| David D. McKee<br>Toronto, ON, , Canada<br>Director/CFO | Self-employed investor | March 15, 2004 | 600,000 |
| Cameron G. Troyer<br>Calgary, AB, , Canada<br>Director | Self-employed investor. | Jan. 9, 1995 | 170,316 |
| Eric N. Ascroft<br>Kelowna, BC, , Canada<br>Director | Self-employed investor | July 17,1998 | 180,000 |

(1) Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at May 15, 2006, based upon information furnished to the Company by individual directors. Unless otherwise indicated, such shares are held directly.

No proposed director and such proposed director's associates or affiliates beneficially owns, directly or indirectly, or controls or directs securities of the Company carrying 10% or more of the voting rights attached to all voting securities of the Company.
No proposed director

(a) is, as at the date of this Information Circular, or has been, within the preceding 10 years, a director or executive officer of any company that, while that person was acting in that capacity,

(i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(b) has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

(c) is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the directors and executive officers of the Company acting solely in such capacity.

## EXECUTIVE COMPENSATION

"CEO" means each individual who served as chief executive officer of the Company or acted in a similar capacity during the most recently completed financial year.
"CFO" means each individual who served as chief financial officer of the Company or acted in a similar capacity during the most recently completed financial year.
"executive officer" means the chair, a vice-chair, the president, a vice-president in charge of a principal business unit, division or function of the Company and an officer of the Company or any of its subsidiaries, and any other individual, who performed a policy-making function in respect of the Company.
"Named Executive Officer" means:

(i) each CEO and CFO;

(ii) each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeded $150,000; and

(iii) any additional individuals who would have been included in (ii) except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year.

The following table sets forth all annual and long term compensation for services to the Company for the three most recently completed financial years as at January 31, 2006 in respect of the Named Executive Officers. At the end of the Company's most recently completed financial year, the Company had two Named Executive Officers, Robert B. Pincombe, the Company's CEO, and David D. McKee, the Company's CFO. There were no other executive officers of the Company, or other individuals that served as executive officers, whose total compensation exceeded $150,000 during the financial year ended January 31, 2006.

The following table (presented in accordance with the requirements of BC Form 51-904 (the "Form")) sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years (to the extent required by the Rules) in respect of each of the individuals comprised of the Chief Executive Officer and Chief Financial Officer as at January 31, 2006 and the other three most highly compensated executive officers of the Company as at January 31, 2006 whose individual total compensation for the most recently completed financial year exceeded $150,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively "the Named Executive Officers").

Summary Compensation Table

**Summary Compensation Table**

| Name and Principal Position | Year | Annual Compensation | | | Long Term Compensation | | | All other Compen-sation ($) |
|---|---|---|---|---|---|---|---|---|
| | | Salary ($) | Bonus ($) | Other Annual Compen-sation ($) | Awards | | Payouts | |
| | | | | | Securities Under Option/ SAR's granted (#) | Restricted Shares or Restricted Share Units ($) | LTIP Payouts ($) | |
| Robert B. Pincombe President / CEO | 2006<br>2005<br>2004 | $60,000<br>$60,000<br>$60,000 | Nil<br>Nil<br>Nil | Nil<br>Nil<br>Nil | N/A<br>N/A<br>N/A | N/A<br>N/A<br>N/A | N/A<br>N/A<br>N/A | N/A<br>N/A<br>N/A |
| David D. McKee CFO | 2006<br>2005<br>2004 | $24,000<br>$10,000<br>Nil | Nil<br>Nil<br>Nil | Nil<br>Nil<br>Nil | N/A<br>500,000<br>N/A | N/A<br>N/A<br>N/A | N/A<br>N/A<br>N/A | N/A<br>N/A<br>N/A |

**Long Term Incentive Plan (LTIP) Awards**

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company's securities), was paid or distributed to the Named Executive Officer(s) during the most recently completed financial year..

**Incentive Stock Options to Named Executive Officers**

The Company has a Stock Option Plan that was approved by the Company's shareholders and by the TSX Venture Exchange) (the "Exchange"). The Company has implemented a rolling stock option plan whereby a maximum of 10% of the issued shares will be reserved for issuance under the Plan to:

(a) directors, senior officers and employees of the Company or a subsidiary of the Company;
(b) permitted consultants of the Company or a subsidiary of the Company.

The following table discloses the particulars of options to purchase common shares granted by the Company under the Plan to any Named Executive Officers during the last financial year:

**Option/SAR Grants During the Most Recently Completed Financial Year**

| Name of Executive Officer | Securities Under Options/SARs(1) Granted (#) | % of Total Options/SARs Granted to Employees in Financial Year | Exercise or Base Price ($/Security) | Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security) | Expiration Date |
|---|---|---|---|---|---|
| Nil | N/A | | | | |

(1) The Company has not granted any SARs.

## Aggregated Option/Sar Exercises During The Most Recently Completed Financial Year And Financial Year-End Option/Sar Values

| Name Of Executive Officer | Securities Acquired On Exercise (#) | Aggregate Value Realized ($) | Unexercised Options/SARs At Financial Year End (#) Exercisable/ Unexercisable | Value Of Unexercised In-The-Money Options/SARs At Financial Year End ($) Exercisable/ Unexercisable |
|---|---|---|---|---|
| Robert B. Pincombe | Nil | Nil | 800,000 | $Nil |
| David D. McKee | Nil | Nil | 500,000 | $Nil |

**Termination of Employment, Changes in Responsibility and Employment Contracts**

The Company and its subsidiaries have no compensatory plan or arrangement in respect of compensation received or that may be received by the Named Executive Officers in the Company's most recently completed or current financial year to compensate such executive officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of the Named Executive Officer the value of such compensation exceeds $100,000.

**Compensation of Directors**

The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this Information Circular.

The Company does have a formal stock option plan for the granting of incentive stock options to its directors and others, which contain terms and conditions in accordance with TSX Venture Exchange policies. The purpose of granting options pursuant to the Company's stock option plan is to assist the Company in compensating, attracting, retaining and motivating the directors of the Company and to closely align the personal interests of such persons to that of the shareholders.

During the most recently completed financial year, there were no individual grants of options made to the directors of the Company.

**Stock Option Repricings during the most recently completed Financial Year**

During the most recently completed financial year, no stock options for directors of the Company (including the Named Executive Officers) were repriced.

## INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICIERS

There was no indebtedness of any director, executive officer, senior officer, proposed nominee for election as a director or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year.

## MANAGEMENT CONTRACTS

No management functions of the Company are performed to any substantial degree by a person other than the directors or senior officers of the Company except management fees are paid to Robert B. Pincombe, President at the rate of $5,000 per month to a company controlled by him.

## INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no director or senior officer of the Company or any proposed nominee of management of the Company for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the meeting.

## AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITORS

Multilateral Instrument 52-110 of the Canadian Securities Administrators (**"MI 52-110"**) requires the Corporation, as a Venture Issuer, to disclose annually in its information circular certain information relating to the Corporation's audit committee and its relationship with the Corporation's independent auditors.

### The Audit Committee's Charter

The Corporation's Audit Committee is governed by its Audit Committee Charter, a copy of which is annexed hereto as **Schedule "A"**

### Composition of the Audit Committee

The Corporation's Audit Committee is comprised of three (3) directors, David D. McKee, Eric N. Ascroft and Cameron G. Troyer. As defined in MI 52-110, Eric N. Ascroft and Cameron G. Troyer are independent. Also as defined in MI 52-110, all the audit committee members are "financially literate".

### Audit Committee Oversight

Since the commencement of the Corporation's most recently completed fiscal year, the Corporation's board of directors has not failed to adopt a recommendation of the Audit Committee to nominate or compensate an external auditor.

### Reliance on Certain Exemptions

Since the effective date of MI 52-110, the Corporation has not relied on the exemptions contained in sections 2.4 or 8 of MI 52-110. Section 2.4 provides an exemption from the requirement that the audit committee must pre-approve all non-audit services to be provided by the auditors, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditors in the fiscal year in which the non-audit services were provided. Section 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of MI 52-110, in whole or in part.

### Pre-Approval Policies and Procedures

The Committee has not adopted specific policies and procedures for the engagement of non-audit services. The Committee will review the engagement of non-audit services as required.

**External Auditors Service Fees (By Category)**

The fees paid by the Corporation's external auditors in each of the last two fiscal years for audit fees are as follows:

| Financial Year Ending | Audit Fees | Audit Related Fees[1] | Tax Fees[2] | All Other Fees[3] |
|---|---|---|---|---|
| 2004 | $9,537 | Nil | Nil | Nil |
| 2005 | $8,153 | Nil | Nil | Nil |

(1) Fees charged for assurance and related services reasonably related to the performance of an audit, and not included under "Audit Fees".
(2) Fees charged for tax compliance, tax advice and tax planning services.
(3) Fees for services other than disclosed in any other column.

Exemption

The Corporation is relying upon the exemption in section 6.1 of MI 52-110 for venture issuers which allows for an exemption from Parts 3 (Composition of the Audit Committee) and 5 (Reporting Obligations) of MI 52-110 and allows for the short form of disclosure of audit committee procedures set out in Form 52-110F2.

## INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No insider of the Company, no management proposed nominee for election as a director of the Company, and no associate or affiliate of any of these persons, has any material interest, direct or indirect, in any transaction since the commencement of the Company's last financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries, other than as disclosed under the heading "Executive Compensation" and as follows;

(1) Under a private placement that closed on September 12, 2005, the Company issued an aggregate of 1,550,000 units at a price of $0.07 per unit. Each unit consisted of one common share and one warrant. Each warrant entitles the holder to purchase one common share at a price of $0.10 until September 11, 2006. The following insider of the Company purchased units under the private placement.

| Name and Position | Number of Units |
|---|---|
| Robert B. Pincombe President/CEO | 250,000 |

## APPOINTMENT OF AUDITOR

Shareholders will be asked to vote for the appointment of Mackay LLP, Chartered Accountants, as the auditors of the Company to hold office until the next annual meeting of shareholders and to authorize the directors to fix the auditors' remuneration. Mackay LLP was appointed as the auditors of the Company effective as of January 5, 2005. On the representations of the said auditors, neither that firm nor any of its partners has any direct financial interest nor any material indirect financial interest in the Company or any of its subsidiaries nor has had any connection during the past three years with the Company or any of its subsidiaries in the capacity of promoter, underwriter, voting trustee, director, officer or employee.

## CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-101 - Disclosure of Corporate Governance Practices ("NI 58-101") requires each reporting issuer to disclose its corporate governance practices on an annual basis. The Company's approach to corporate governance is set forth below.

Board of Directors

The Company's Board of Directors is responsible for supervising the management of the Company and oversees the business and affairs of the Company. The Board approves the Company's significant business decisions and material transactions such as acquisitions, divestitures, financings and significant expenditures. Management is required to seek Board approval for major transactions. In addition, transactions or agreements in respect of which a director or officer has a material interest must be approved by the Board. In appropriate cases the Board may require a director who has a material interest in a proposed contract or transaction, in addition to disclosing the nature and extent of the interest as may be required by law, to be absent from a meeting of the directors at which such transaction or agreement is being discussed. In addition, in an appropriate case, the Board could consider forming a special ad hoc independent committee of the Board to consider the proposed contract or transaction. The Board will at all times encourage directors to exercise independent judgment in considering transactions or agreements in respect of which a director or officer has a material interest.

The Board has considered the extent to which any of the directors or persons being proposed for election as directors may be considered to be free of any direct or indirect material relationship (a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a member's independent judgment) with the Company so as to be independent within the meaning of National Instrument 58-101 - Disclosure of Corporate Governance Practices. The Board has considered all relationships which the directors and persons being proposed for election as directors have with the Company and determined that Messrs. Ascroft, McKee and Troyer are independent. The Board has determined that Mr. Pincombe should not be considered independent by virtue of the fact that he is the chairman of the Board of the Company, and is the President and management fees at the rate of $5,000 per month are paid to a company controlled by him.

The Board considers that the fact that three of the four directors are independent (and, if all persons proposed to be nominated for election as directors, as described under "Election of Directors" above, are elected, three out of four directors will be independent), and management is required to seek Board approval for all major transactions such as acquisitions, divestitures, financings and significant expenditures, facilitates the Board's exercise of independent judgment in carrying out its responsibilities.

Directorships

None of the directors are presently a director of any other issuer that is a reporting issuer.

Orientation and Continuing Education

Prior to their election or appointment, new directors are provided, through discussions with the CEO and President of the Corporation, with a thorough description of the Company's business, properties and assets and operations and strategic plans and objectives. These discussions also provide new directors with an understanding of the role of the Board and the contributions that individual directors are expected to make.

On occasions where it is considered advisable, the Board will provide directors with information regarding topics of general interest, such as fiduciary duties and continuous disclosure obligations. The Board also ensures that each director is up-to-date with current information regarding the business of the Company, the role the director is
expected to fulfill and basic procedures and operations of the Board. Board members are also given access to management and other employees and advisors, who can answer any questions that may arise.

Ethical Business Conduct

The Board's mandate includes satisfying itself as to the integrity of the Company's executive officers and in all dealings the directors and management endeavour to reflect a culture of integrity and ethical business conduct.

If a director is in a conflict of interest or potential conflict of interest as a result of a proposed contract, that director may not participate in or be permitted to hear the discussion of the matter at any meeting of directors except to disclose material facts and respond to questions. The director will not be counted in determining the presence of a quorum for purposes of the vote and will not vote on any resolution to approve the proposed contract or be present when the vote is taken.

The Board has found that the fiduciary duties placed on individual directors by the Company's governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Nomination of Directors

The Board from time to time reviews the size of the Board and assesses whether that size is appropriate for the Company. Where appropriate, the Board determines whether a change in the size of the Board may be appropriate and when it is determined that one or more additional directors may be desirable, the Chairman of the Board and other directors may propose potential Board candidates for approval by the Board.

Compensation

The Company has not paid any compensation to its directors or officers during the financial years ended January 31, 2005 or January 31, 2004 except as set out under the heading Executive Compensation. The Board may, in the future, determine to pay compensation to the directors and determine the form and amount of such compensation, which may include options under the Stock Option Plan, if it determines that such compensation is necessary or desirable to reflect the responsibilities and risks involved in being a director of the Company.

Other Board Committees

The Board has no standing committees other than the Audit Committee.

Assessments

The Board periodically assesses the overall performance and effectiveness of the Board as a whole, its committees and the contribution of individual members. In light of the size of the Board and its committees, the Board has not seen the need to date to formalize any specific process for the Board to satisfy itself that the Board, its committees and individual directors are performing effectively.

The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and committees.

## PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

A. Ratification of Stock Option Plan and Repricing of Stock Options

The Company received shareholder approval at its Annual General Meeting held on June 24, 2005 to a "rolling" stock option plan (the "Plan") whereby a maximum of 10% of the issued shares of the Company, from time to time, may be reserved for issuance pursuant to the exercise of options. The Exchange requires listed companies that have "rolling" stock option plans in place to receive shareholder approval to such plan on a yearly basis at the Company's annual general meeting. Accordingly, the shareholders of the Company will be asked at the Meeting to ratify and approve the Plan, which contains terms identical to the Plan previously approved by shareholders and the Exchange.

The material terms of the Plan are as follows:

1. The term of any options granted under the Plan will be fixed by the board of directors at the time such options are granted, provided that options will not be permitted to exceed a term of five years (or ten years if the Company is reclassified by the Exchange as a Tier 1 Issuer).

2. The exercise price of any options granted under the Plan will be determined by the board of directors, in its sole discretion, but shall not be less than the closing price of the Company's common shares the day on which the directors grant such options, less any discount permitted by the Exchange to a minimum of $0.10 per share.

3. No vesting requirements will apply to options granted thereunder other than as required by Exchange policies; however, a four-month hold period will apply to all shares issued under each option, commencing from the date of grant.

4. All options will be non-assignable and non-transferable.

5. No more than (i) 5% of the issued shares may be granted to any one individual in any 12 month period; and (ii) 2% of the issued shares may be granted to a consultant, or an employee performing investor relations activities, in any 12 month period.

6. If the option holder ceases to be a director of the Company or ceases to be employed by the Company (other then by reason of death), as the case may be, then the option granted shall expire on no later than the 90th day following the date that the option holder ceases to be a director or ceases to be employed by the Company, subject to the terms and conditions set out in the Plan. However, if the option holder is engaged in investor relations activities the options must expire within 30 days after the option holder ceases to be employed by the Company to provide investor relations activities, in accordance with the policies of the Exchange.

7. Disinterested shareholder approval must be obtained for (i) any reduction in the exercise price of an outstanding option, if the option holder is an insider; (ii) any grant of options to insiders, within a 12 month period, exceeding 10% of the Company's issued shares; and (iii) any grant of options to any one individual, within a 12 month period, exceeding 5% of the Company's issued shares.

8. Options will be reclassified in the event of any consolidation, subdivision, conversion or exchange of the Company's common shares.

The Plan is subject to receipt of annual Exchange acceptance to its filing. Shareholders will be asked at the Meeting to consider, and if thought fit, to approve an ordinary resolution ratifying and approving the Company's existing Plan.

Reference should be made to the full text of the Plan which will be made available at the records offices of the Company, Suite 600, 890 Hornby Street, Vancouver, British Columbia, V6C 1J9, until 4 p.m. on the business day immediately preceding the date of the Meeting.

In addition, as noted above, under the terms of the Plan and the policies of the Exchange, the Company must obtain "disinterested shareholder approval" (such that no insider or proposed insider (or their associates) will be entitled to vote on such resolutions) to:

(a) a decrease in the exercise price of stock options previously granted to insiders;

(b) if and only if the Company becomes a Tier 1 issuer, the issuance to any one optionee, within any 12 month period, of a number of shares exceeding 5% of the issued shares; and

(c) the grant to insiders, within a 12 month period, of a number of options exceeding 10% of the number of issued shares.

It may occur that the Company will grant stock options to insiders pursuant to the Plan, from time to time during the next 12 months, that in aggregate will exceed 10% of the Company's issued shares. Accordingly, disinterested shareholders will be asked at the Meeting to pass an ordinary resolution authorizing the directors to implement the above. As of the date of this Information Circular 2,776,216 common shares of the Company are held by insiders and their associates. These shares will be excluded from voting on the resolution. Granting the directors the right to issue or renegotiate the price of such options does not mean that the same will occur. Rather it allows the directors the flexibility to undertake the same should the circumstances warrant, without the expense of calling another shareholder meeting to specifically approve each issuance or renegotiation of price.

**OTHER MATTERS**

Management knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the Instrument of Proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting by proxy.

**ADDITIONAL INFORMATION**

Additional information relating to the Company is available under the Company's profile on the SEDAR website at www.sedar.com. Financial information relating to the Company. is provided in the Company's comparative financial statements and management discussion and analysis ("MD&A") for the fiscal year ended January 31, 2006. Shareholders may contact the Company to request copies of the financial statements and MD&A by: (i) mail to Suite 206 - 20641 Logan Avenue, Langley, BC V3A 7R3; or (ii) fax to (604) 628-1993; e-mail: information@curlew-lake.com.

**APPROVAL**

The content and sending of this Information Circular has been approved by the Company's board of directors.

DATED this 15th day of May, 2006.

BY ORDER OF THE BOARD

(Sgd.) "*Robert B. Pincombe*"
President & Director

## SCHEDULE "A"

Charter of the Audit Committee of the Board of Directors ("Board") of Curlew Lake Resources Inc. (the "Company")

THE AUDIT COMMITTEE CHARTER

### 1 OVERALL PURPOSE / OBJECTIVES

The committee will provide review and oversight of the Company's accounting and financial reporting processes and audits of the Company's financial statements and will manage the relationship between the Company and its external auditors, including recommending to the Board the nomination and compensation of such external auditors. The committee will also assist the Board in fulfilling its responsibilities in reviewing the Company's process for monitoring compliance with laws and regulations and its own code of business conduct. In performing its duties, the committee will maintain effective working relationships with the Board, management, and the external auditors of the Company and will monitor the independence of those auditors. The committee will also be responsible for reviewing the Company's financial strategies, its financing plans and its use of the equity and debt markets.

To perform his or her role effectively, each committee member will obtain an understanding of the responsibilities of committee membership as well as the Company's business, operations and risks.

### 2 AUTHORITY

The Board authorizes the committee, within the scope of its responsibilities, to seek any information it requires from any employee and from external parties, to communicate directly with the external auditors of the Company, to ensure the attendance of Company officers at meetings as appropriate, to engage outside legal or professional counsel and other advisors as it determines necessary to carry out its duties and to set and pay the compensation for any such counsel or advisors engaged by the committee.

### 3 ORGANIZATION

3.1 Membership

a. The committee will be comprised of at least three members, a majority of whom are not executive officers of the Company and each of whom should meet the following independence and qualification requirements:

(i) A committee member may not, other than in his or her capacity as a member of the committee, Board or any other committee of the Board, accept directly or indirectly any consulting, advisory or other compensatory fee from the Company. The indirect acceptance of a consulting, advisory or other compensatory fee shall include acceptance of the fee by a spouse, minor child or stepchild, or child or stepchild sharing a home with the committee member, or by an entity in which such member is a partner, member or principal or occupies

a similar position and which provides accounting, consulting, legal, investment banking, financial or other advisory services or any similar services to the Company.

(ii) A committee member may not be an affiliate of the Company or any of its subsidiaries.

b. The chairman of the committee will be nominated by the committee from time to time.

c. A quorum for any meeting of the committee will be two members.

d. The secretary of the committee will be such person as nominated by the chairman.

3.2 Attendance at Meetings

a. The committee may invite such other persons (e.g. the Chief Financial Officer or Chief Executive Officer) to its meetings, as it deems appropriate.

b. The external auditors should be present at each quarterly committee meeting and be expected to comment on the financial statements in accordance with best practices.

c. Meetings shall be held not less than four times a year. Special meetings shall be convened as required. External auditors may convene a meeting it they consider that it is necessary.

d. The proceedings of all meetings will be minuted.

### ROLES AND RESPONSIBILITIES

The committee will:

3.1 Gain an understanding of whether internal control recommendations made by external auditors have been implemented by management.

3.2 Gain an understanding of the current areas of greatest financial risk and whether management is managing these effectively.

3.3 Review the Company's strategic and financing plans to assist the Board's understanding of the underlying financial risks and the financing alternatives.

3.4 Review management's plans to access the equity and debt markets and to provide the Board with advice and commentary.

3.5 Review significant accounting and reporting issues, including recent professional and regulatory pronouncements, and understand their impact on the financial statements.

3.6 Review any legal matters which could significantly impact the financial statements as reported on by the Company's legal counsel and meet with such counsel whenever deemed appropriate.

3.7 Review the annual and quarterly financial statements including Management's Discussion and Analysis ("MD&A") in respect thereof and determine whether they are complete and consistent with the information known to committee members; determine that the auditors are satisfied that the financial statements have been prepared in accordance with generally accepted accounting principles, and, if appropriate, recommend to the Board that the annual and quarterly financial statements be included in the Company's securities filings.

3.8 Pay particular attention to complex and/or unusual transactions such as those involving derivative instruments and consider the adequacy of the disclosure thereof.

3.9 Focus on judgmental areas, for example those areas involving valuation of assets and liabilities and other commitments and contingencies.

3.10 Review audit issues related to the Company's material associated and affiliated companies that may have a significant impact on the Company's equity investment.

3.11 Meet with management and the external auditors to review the annual financial statements and MD&A in respect thereof, and the results of the audit.

3.12 Assess the fairness of the interim financial statements and disclosures including MD&A in respect thereof, and obtain explanations from management on whether:

a. actual financial results for the interim period varied significantly from budgeted or projected results;

b. generally accepted accounting principles have been consistently applied;

c. there are any actual or proposed changes in accounting or financial reporting practices;

d. there are any significant or unusual events or transactions which require disclosure and, if so, consider the adequacy of that disclosure.

3.13 Review the external auditors' proposed audit scope and approach and ensure no unjustifiable restriction or limitations have been placed on the scope.

3.14 Review the performance of the external auditors and approve in advance provision of services (such as review, attest or tax services) other than auditing.

3.15 Consider the independence of the external auditors, including reviewing the range of services provided in the context of all consulting services bought by the Company. The committee will obtain from the external auditors, on an annual basis, a formal written statement delineating all relationships between the external auditors and the Company.

3.16 Evaluate and, if and when appropriate, recommend to the Board selection, compensation or replacement of the external auditors.

3.17 Meet separately with the external auditors to discuss any matters that the committee or auditors believe should be discussed privately, including the results of the external auditors' review of the adequacy and effectiveness of the Company's accounting and financial controls.

3.18 Endeavour to cause the receipt and discussion on a timely basis of any significant findings and recommendations made by the external auditors.

3.19 Obtain regular updates from management and the Company's legal counsel regarding compliance matters, as well as certificates from the Chief Financial Officer as to required statutory payments and bank covenant compliance and from senior operating personnel as to permit compliance.

3.20 Ensure that the Board is aware of matters which may significantly impact the financial condition or affairs of the business.

3.21 If necessary, institute special investigations and, if appropriate, engage special counsel or experts to assist.

3.22 Review and update this Charter; receive approval of changes from the Board.

3.23 Work with the Board to determine an appropriate annual budget for the committee and its required activities, including but not limited to the compensation of the external auditors and any outside counsel or other experts retained by the committee.

3.24 Create specific procedures for the receipt, retention and treatment of complaints regarding the Company's accounting, internal accounting controls and auditing matters. These procedures will include, among other things, provisions for the confidential treatment of complaints and anonymity for employees desiring to make submissions.

3.25 Perform other functions as requested by the Board.

# Curlew Lake Resources Inc.

## Financial Statements Request

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